EXHIBIT 99.1

News Release dated March 3, 2014, Suncor Energy files annual disclosure documents

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (March 3, 2014) – Suncor Energy has filed its 2013 Annual Report, 2013 Annual Information Form and 2014 Management Proxy Circular.

To view the company’s annual disclosure documents, visit Suncor’s profile on sedar.com or visit Suncor’s website at suncor.com/financialreports.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com